EXHIBIT 99.3

Innovation Beverage Group Appoints Industry Leader
Genevieve Jodhan, Former CEO of Angostura Holdings Limited,
as Chief Sales Officer

●	Genevieve served in many executive leadership roles, including as CEO at Angostura Holdings Ltd, the world’s largest cocktail bitters producer and one of the Caribbean’s largest leading rum producers.

●	Genevieve has the experience and track record of delivering results and has proven leadership in international business development, revenue growth, and global distribution.

●	The new CSO appointment comes as Innovative Beverage Group is set to pursue robust growth following its IPO and Nasdaq listing.

Seven Hills, Australia, September 30, 2024—Innovation Beverage Group Ltd, (“IBG” or the “Company”) (Nasdaq:IBG), an innovative developer, manufacturer, and marketer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands, announced today the appointment of Genevieve Jodhan as Chief Sales Officer.

Genevieve is well known in the beverage industry as a senior executive with proven experience in brand building. Genevieve joined Angostura Holdings Limited, the brand owner of the global iconic cocktail bitters brand, Angostura Bitters, in 2007. During her 11+ years at Angostura, she moved through five executive appointments, from Supply Chain Operations to Export Business Development, International Sales, and Marketing and, in 2017, she became the company’s first female Chief Executive Officer. She directed the commercial team that re-engineered the distribution model for Europe, the Middle East, Africa, Asia and Australia and the marketing of Angostura’s international brands including Angostura Aromatic Bitters. In addition to her role as CEO, Genevieve continued to lead the brand building team and developed strategic brand re-positioning tools that enabled international growth in the beverage alcohol industry. Genevieve is a graduate of the University of the West Indies with a BSc in Economics, and an MSc in Logistics and Supply Chain Management from Cranfield School of Management in the U.K. Genevieve completed the Advanced Management Program at Harvard Business School, and since 2021, she has been a guest lecturer on Supply Chain Resilience for the Supply Chain Leadership development program at the University of Warwick, U.K.

“With Genevieve on our team, IBG is ready to capture greater market share and continue our momentum as a disruptive innovator in the beverage market. Specific to bitters, as well as the broader alcoholic beverage market, she brings a strong industry network and a wealth of know-how as the former CEO of Angostura, reported to be the world’s most widely distributed beverage alcohol brand. Genevieve coming on board with IBG is a testament to the strength of our brand’s portfolio,” stated IBG’s CEO, Dean Huge.

“IBG brings creativity and innovation to the market with its new products, branding, and market positioning. I’ve been very impressed with its portfolio of cocktail bitters under the Australian Bitters and Bitter Tales brands and non-alcoholic drinks under the Drummerboy brand. In a short time, Australian Bitters has built brand awareness and favorability with bartenders who are seeking to create spicier more flavorful cocktails. I’m pleased to join this progressive team and look forward to leading the growth of an expanding portfolio of new beverages,” commented IBG’s new Chief Sales Officer, Genevieve Jodhan.

About Innovation Beverage Group

Innovation Beverage Group is a developer, manufacturer, marketer, exporter, and retailer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands for which it owns exclusive manufacturing rights. Focused on premium and super premium brands and market categories where it can disrupt age old brands, IBG’s brands include Australian Bitters, Bitter Tales, Drummerboy Spirits, Twisted Shaker, and more. IBG’s most successful brand to date is Australian Bitters, which disrupted a 200-year-old market leader, giving the Company a market dominating position in several territories, including a partnership in Australia with Coca-Cola Europacific Partners. Established in 2018, IBG’s headquarters, distillery, innovation, and manufacturing facility are located in Sydney, Australia, with a U.S. sales office located in New Jersey. For more information visit www.innovationbev.com.

Forward Looking Statement

This press release contains “forward-looking statements” and “forward-looking information.” This information and these statements, which can be identified by the fact that they do not relate strictly to historical or current facts, are made as of the date of this press release or as of the date of the effective date of information described in this press release, as applicable.

The forward-looking statements herein relate to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “envisages,” “assumes,” “intends,” “strategy,” “goals,” “objectives” or variations thereof or stating that certain action events or results “may,” “can,” “could,” “would,” “might,” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) and include, without limitation, statements with respect to projected financial targets that the company is looking to achieve.

All forward-looking statements are based on current beliefs as well as various assumptions made by and information currently available to the company’s management team. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections, and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution any person reviewing this press release not to place undue reliance on these forward-looking statements as several important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions, and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur.

The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Company or on behalf of the Company except as may be required by law.

Investor Relations Contact:

TraDigital IR

John McNamara

917-658-2602

John@tradigitalir.com